SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 14, 2008
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 14, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

IVANHOE MINES LTD.
World Trade Centre
Suite 654, 999 Canada Place
Vancouver, British Columbia
V6C 3E1
PRESS RELEASE
May 14, 2008

This press release is issued by Ivanhoe Mines Ltd. (“Ivanhoe”) pursuant to the early warning requirements of National Instrument 62-103 with respect to common shares (the “Common Shares”) of Jinshan Gold Mines Inc. (“Jinshan” or the “Issuer”).
In accordance with the early warning requirements, applicable Canadian securities laws and prior releases and filings by Ivanhoe pursuant to such requirements, Ivanhoe is required to report certain information respecting securities held by Ivanhoe in the capital of Jinshan.
Pursuant to a Purchase and Sale Agreement dated April 10, 2008 between Ivanhoe and China National Gold Group Hong Kong Ltd. (“China National”), Ivanhoe has sold to China National 67,520,060 Common Shares, representing 41.99% of the Issuer’s outstanding Common Shares (the “Jinshan Shares”) at a price of $3.1115 per share and a 12% senior unsecured promissory note of the Issuer due June 26, 2010 in the principal amount of $7,500,000 payable to Ivanhoe (the “Promissory Note”) for its face value amount plus accrued interest.
Immediately prior to the sale, Ivanhoe owned, directly the Jinshan Shares, the Promissory Note and warrants to purchase 1,500,000 Common Shares at an exercise price of $2.50 per share (the “Warrants”). Following the sale, the Warrants constitute Ivanhoe’s sole remaining interest in Jinshan.

IVANHOE MINES LTD.
Per:	/s/ B.A. Bartlett
Authorized Signatory

For further information and to obtain a copy of the early warning report to be filed under applicable Canadian provincial securities legislation in connection with the transactions hereunder please contact:

Name:	Ms. Beverly A. Bartlett Ivanhoe Mines Ltd. Suite 654, 999 Canada Place Vancouver, BC V6C 3E1
Telephone:	604-688-5755